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                          May 10, 2024

       Richard Wong
       Chief Financial Officer
       AGRIFORCE GROWING SYSTEMS LTD.
       800-525 West 8th Avenue
       Vancouver, BC V5Y 1C6
       Canada

                                                        Re: AGRIFORCE GROWING
SYSTEMS LTD.
                                                            Registration
Statement on Form-S-1
                                                            Filed May 6, 2024
                                                            File No. 333-279154

       Dear Richard Wong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing